Exhibit 99.1

EXECUTION VERSION

AURORA CANNABIS INC.

COMMON SHARES

SALES AGREEMENT AMENDMENT

April 15, 2020

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

CIBC World Markets Corp.

300 Madison Avenue,

New York, NY 10017

AltaCorp Capital Inc.

Suite 3530, 66 Wellington Street West

Toronto, Ontario M5K 1A1

Ladies and Gentlemen:

Reference is made to the sales agreement (the “Original Agreement”) among Aurora Cannabis Inc. (the “Company”), Cowen and Company, LLC (“Cowen”) and BMO Capital Markets Corp. (“BMOCM” and, together with Cowen, the “Executing Agents”), dated as of May 14, 2019. Capitalized terms used herein but not defined herein shall have the meaning given to those terms in the Original Agreement. Each of the Company, the Executing Agents and the Additional Agents (as defined below) hereby agrees as follows:

1.   Increase in Aggregate Offering Price. Section 1 of the Original Agreement is hereby amended to replace the reference to an aggregate offering price of up to “US$400,000,000” with an aggregate offering price of up to “US$650,000,000”.

2.   Additional Agents. Each of CIBC World Markets Corp. (“CIBC”) and AltaCorp Capital Inc. (“AltaCorp” and, together with Cowen, BMOCM and CIBC, the “Agents”) is hereby designated as an “Additional Agent” within the meaning of Section 14 of the Original Agreement, and each such Additional Agent shall be deemed an Agent for all purposes of the Original Agreement, with all the rights and obligations of an Agent set forth therein and having the benefit of the representations and covenants of the Company set forth therein as if made on the date hereof; provided, that, notwithstanding anything to the contrary in the Original Agreement, the Additional Agents shall not be entitled to, and shall not, effect any sales of Placement Shares as part of any Placement, and the Company shall not deliver any Placement Notice to any Additional Agent in respect thereof. For the avoidance of doubt, each Placement Notice shall be delivered by the Company to one of the Executing Agents, and each Placement of Placement Shares shall be effected by one of the Executing Agents in the manner contemplated in Section 3 of the Original Agreement.

3.   Compensation. Notwithstanding anything to the contrary in the Original Agreement, for each Placement of Placement Shares by either of the Executing Agents, the Agents shall receive the compensation set out in Schedule 3, as revised below. Schedule 3 of the Original Agreement is hereby restated in its entirety, as follows:

“The amount of compensation to be paid by the Company to the Agents in connection with each Placement of Placement Shares shall be equal to 2.0% of the gross proceeds from such Placement, with such compensation to be allocated among the Agents as agreed by the Agents in writing.”

Clause (i) of the second sentence of Section 5(a) of the Original Agreement is amended to replace “such Agent’s commission” with “the Agents’ commission”.

4.   Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement, if sent to CIBC shall be delivered to 300 Madison Avenue, New York, NY 10017, fax no. (212) 667-8361; and if sent to AltaCorp, shall be delivered to Suite 3530, 66 Wellington Street West, Toronto, Ontario M5K 1A1 fax no. (647) 776-8248, Attention: Adam Carlson.

5.   Ratification of Original Agreement. The Original Agreement, as amended and supplemented by this amendment (the “Amendment”), is in all respects ratified and confirmed, and this Amendment shall be deemed part of the Original Agreement.

6.   Applicable Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

7.   Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the others may be made by facsimile transmission.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Gavin P. O’Reilly
Name: Gavin P. O’Reilly
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director

CIBC World Markets Corp.

By:	/s/ Eric D. Reuther
Name: Eric D. Reuther
Title: Managing Director

AltaCorp Capital Inc.

By:	/s/ Adam Carlson
Name: Adam Carlson
Title: Managing Director, Investment Banking

ACCEPTED as of the date
first-above written:

AURORA CANNABIS INC.

By:	/s/ Glen Ibbott
Name: Glen Ibbott
Title: Chief Financial Officer